FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2016

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 01 April 2016

EXHIBIT INDEX

EXHIBIT NUMBER       EXHIBIT DESCRIPTION
99                                      Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 10 March 2016 entitled ‘Director/PDMR shareholding’
Exhibit 2:	Stock Exchange announcement dated 11 March 2016 entitled ‘Director/PDMR shareholding’
Exhibit 3:	Stock Exchange announcement dated 18 March 2016 entitled ‘Director Declaration’
Exhibit 4:	Stock Exchange announcement dated 30 March 2016 entitled ‘Director/PDMR shareholding’

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 March 2016 of the following transactions which took place on 8 March 2016:

Mr G Pitkethly (PDMR) purchased 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 3059.2103p per share under the Unilever PLC Share Incentive Plan.

The above transactions were carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

10 March 2016

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 10 March 2016 that on 9 March 2016 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, the Management Co-Investment Program, the Before-Tax Share Bonus Program and restricted stock awards. These additional shares were based on the London Stock Exchange closing price of £31.195 or the New York Stock Exchange closing price of $44.36 (as appropriate) on 9 March 2016.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D Blanchard (PDMR) - 94 Ordinary 3 1/9 pence shares

Mr M Engel (PDMR) - 64 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 94 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 90 Ordinary 3 1/9 pence shares

Ms L Nair (PDMR) - 32 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 113 Ordinary 3 1/9 pence shares

Mr G Pitkethly (PDMR) - 64 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 688 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 194 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 94 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 107 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D Blanchard (PDMR) - 44 Ordinary 3 1/9 pence shares

Mr M Engel (PDMR) - 29 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 37 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 20 Ordinary 3 1/9 pence shares

Ms L Nair (PDMR) - 22 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 32 Ordinary 3 1/9 pence shares

Mr G Pitkethly (PDMR) - 37 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 35 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 99 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 35 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 60 Ordinary 3 1/9 pence shares

Mr M Engel (PDMR) - 56 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 61 Ordinary 3 1/9 pence shares

Ms L Nair (PDMR) - 37 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 27 Ordinary 3 1/9 pence shares

Mr G Pitkethly (PDMR) - 53 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 170 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 30 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) - 358 Ordinary 3 1/9 pence shares

Mr M Engel (PDMR) - 204 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 307 Ordinary 3 1/9 pence shares

Mr K Kruthoff (PDMR) - 78 Ordinary 3 1/9 pence shares

Ms L Nair (PDMR) - 129 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) -151 Ordinary 3 1/9 pence shares

Mr G Pitkethly (PDMR) - 223 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 2579 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 54 Ordinary 3 1/9 pence shares

Mr K Weed (PDMR) - 93 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 117 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 238 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 405 Ordinary 3 1/9 pence shares

The above transaction was carried out in the UK

Unilever PLC Share Incentive Plan (ShareBuy)

Dividends earned on shares purchased under the Share Incentive Plan (ShareBuy), and reinvested as follows:

Mr G Pitkethly (PDMR) - 2 Ordinary 3 1/9 pence share at a price of 3111.5181p per share

The above transaction was carried out in the UK

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 126 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Ms J A Sourry Knox (PDMR) - 64 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

Management Co-Investment Program

Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 41 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Ms J A Sourry Knox (PDMR) - 36 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Mr A Jope (PDMR) - 139 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Ms J A Sourry Knox (PDMR) - 110 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.
Mr A Jope (PDMR) - 126 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Ms J A Sourry Knox (PDMR) - 64 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

Management Co-Investment Program

Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 41 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Ms J A Sourry Knox (PDMR) - 36 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA

Reinvestment of dividend on beneficially owned shares:

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr A Jope (PDMR) - 139 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Ms J A Sourry Knox (PDMR) - 110 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

11 March 2016

Exhibit 3:

18 March 2016

Unilever PLC

Director Declaration

Pursuant to the UK Listing Rule 9.6.14(2), Unilever PLC announces that Ann Fudge, Independent Non-Executive Director, joined Northrop Grumman Corporation as a Director on 17 March 2016.

Contact name for enquiries:

Tonia Lovell, Group Secretary: +44 (0)20 7822 5252

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 29 March 2016 of the following transaction which took place on 29 March 2016:

Mr M Engel (PDMR) sold 13,836 Unilever PLC Ordinary 3 1/9 pence shares at a price of 3165p per share.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

30 March 2016